SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 33300346767

MINUTES FOR THE EXTRAORDINARY GENERAL MEETING SUSPENDED ON
DECEMBER 29, 2023 AND CONCLUDED ON JANUARY 11, 2024

1.   DATE, TIME AND LOCATION: Suspended on December 29, 2023, at 2:00 p.m., Brasília Standard Time, and concluded on January 11, 2024, at 3:00 p.m., Brasília Standard Time, in an exclusively digital format through the platform Zoom ("Digital Platform"), pursuant to article 124, § 2-A, of Federal Law No. 6.404, of December 15, 1976, as amended ("Brazilian Corporations Act") and articles 5, paragraph 2, item I, and 28, paragraph 2 and paragraph 3, all of which were established under Brazilian Securities and Exchange Commission ("CVM") Resolution No. 81, of March 29, 2022 ("CVM Resolution 81"). Additionally, pursuant to article 5, paragraph 3, of CVM Resolution 81, the meeting in question (“Meeting") was held at the headquarters of Companhia Centrais Elétricas Brasileiras S.A. - Eletrobras (“the Company" or "Eletrobras"), which is located in the municipality of Rio de Janeiro, in the State of Rio de Janeiro, at the address Rua da Quitanda, No. 196, Unit A, Centro, Postal Code 20.091-005.

2.   NOTICE OF CALL OF MEETING: The Call Notice was published, pursuant to article 124 of the Brazilian Corporations Act, in the newspaper Valor Econômico, on November 29 and 30 and December 1, 2023.

3.   PUBLICATIONS AND DISCLOSURES: In addition to complying with article 135, paragraph 3 of the Brazilian Corporations Act, and in addition to the provisions set forth in item 2 above, the Call Notice and Management Proposal were also published on the Company's (https://ri.eletrobras.com), CVM (www.cvm.gov.br) and B3 S/A - Brasil, Bolsa, Balcão’s (www.b3.com.br) websites.

4.   ATTENDANCE: Shareholders participating in the meeting through the Digital Platform and those presenting a valid Remote Voting Ballot ("BVD") in accordance with existing legislation were present at the meeting. These participants represent 63.43% (sixty-three and forty-three one hundredths) of the Company's shares entitling the respective holder to a vote. The voting limitations provided for in the Company's Articles of Incorporation were taken into consideration under this calculation, which was verified in the following manner: (i) through registration in the "Shareholders' Attendance Record"; (ii) through the registration of attendance provided by the digital platform made available by the Company, pursuant to CVM Resolution 81; and (iii) through the remote voting map prepared based on the valid BVDs received through the escrow agent, the bookkeeping agent for the shares issued by the Company and directly by the Company, pursuant to CVM Resolution 81. The required quorum for institution of this Meeting was therefore established pursuant to article 125 of the Brazilian Corporations Act.

The presence of Mr. Carlos Eduardo Teixeira Taveiros, Gisomar F. de Bittencourt Marinho and José Raimundo dos Santos and Ricardo Bertucci, members of the Fiscal Council was registered for the purposes of adhering to the provisions contained in article 164 of the Brazilian Corporations Act.

5.   BOARD: Meeting chaired pursuant to article 18, paragraph 7, of the Company’s Articles of Incorporation, of the permanent member of Eletrobras’ Boards of Directors, Mr. Daniel Alves Ferreira, replacing the Chair of the Board of Directors, Mr. Vicente Falconi Campos, according to Resolution No. 191 from the Eletrobras’s Board of Directors, of November 24, 2023, with Mr. Bruno Rieger Salzano acting as Secretary.

6.   AGENDA: According to the Call Notice and the Management Proposal disclosed for this Meeting, the following agenda was established:

6.1.       Ratify the appointment of Impacto Consultores Associados as the appraisal firm responsible for preparing the appraisal report on the net book value of Furnas - Centrais Elétricas S.A. ("Accounting Appraisal Report" and "ELETROBRAS Furnas", respectively);

6.2        Approve the Accounting Appraisal Report;

6.3        Approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Protocol and Justification of the Merger, entered into by the managers of the Company and ELETROBRAS Furnas, which establishes the terms and conditions of the merger of ELETROBRAS Furnas into the Company ("Merger" and “Filing and Justification", respectively);

6.4        Approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Merger, under the terms of the Protocol and Justification;

6.5        Authorize, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the managers of Eletrobras to carry out all the acts necessary to implement the Merger.

7.   DESCRIPTION OF ACTIVITIES PERFORMED AT MEETING:

7.1.       On December 29, 2023, at 2:00 p.m., the Honorable Shareholders were informed that, on that date, at 10:14 a.m., a ruling was handed down by the acting Judge Maria Isabel Paes Gonçalves granting the request for a preliminary injunction under the records for case No. 0185639-83.2023.8.19.0001, to determine "the suspension of the EGM, for a period of 90 days, which was established by Minister Nunes Marques in ADI 7385 for the purposes of conciliatory mediation". Notice was also provided that an additional ruling was handed down, also on December 29, 2023, at 11:16 a.m., by the Labor Judge José Nascimento Araujo Neto, who granted the filed request for a preliminary injunction included in court records for case No. 012078536.2023.5.01.0000, in order to provide for the "adjournment of the Extraordinary General Meeting designated for the present - December 29, 2023, at 2:00 p.m.". The meeting was then suspended until the situation at hand was verified by the Panel.

7.2.       On December 30, 2023, at 3:20 am, an additional ruling was handed down with regards to the records included in case No. 0185639-83.2023.8.19.0001, by the Deputy Judge Caetano Ernesto da Fonseca Costa, acting Chair of the Court of Justice for Rio de Janeiro, under which, in partially granting Eletrobras' request, the following provisions were determined: "I hereby suspend the 90-day period stipulated in the ruling that was challenged, waiving full compliance with the act of instituting a meeting under the established quorum, provided that the meeting in question is continued after January 10, 2024". As a result of and compliance with the decisions referred to above, Meeting activities remained suspended by the Company.

7.3.       On January 11, 2024, Justice Alexandre de Moraes of the Federal Supreme Court issued an additional ruling that included a provisional remedy under court records for the case described above, under Claim No. 64.901, in which the decisions referred to above were annulled, thereby allowing the work of the Extraordinary General Meeting to be concluded.

7.4.       Given this new ruling, the situation in question was reassessed by the Meeting Panel, and suspension of the meeting previously established by the Judiciary was removed.

8.   RESOLUTIONS:

Given that the required quorum for the Meeting was reached, these minutes were drawn up in a summarized manner and published without the signatures of the shareholders, as provided for in article 130, paragraphs 1 and 2, of the Brazilian Corporations Act. After examining and discussing the matter at hand indicated on the agenda, the shareholders issued the following resolutions:

8.1.       Approve, through a majority vote, according to the consolidated voting map provided in Annex I to these minutes, the appointment of Impacto Consultores Associados as the company responsible for preparing the Accounting Appraisal Report;

8.2        Approve the Accounting Appraisal Report through a majority vote, according to the consolidated voting map contained in Annex I to these minutes;

8.3        Approve these meeting minutes through a majority vote, according to the consolidated voting map contained in Annex I to, the effectiveness of which will be conditional upon the implementation of the suspensive conditions provided for in the Protocol and Justification, the Protocol and Justification for Merger of the Company, signed by the Company and ELETROBRAS Furnas’s Management, which establishes the terms and conditions of the Merger by the Company;

8.4        Approve the Merger, through a majority vote, according to the consolidated voting map contained in Annex I to these minutes, the effectiveness of which will be conditional upon the implementation of the suspensive conditions provided for in the Protocol and Justification, under the terms of the Protocol and Justification; and

8.5        Approve the authorization provided to Eletrobras‘s management in order to perform the acts required for implementation of the Merger, through a majority vote, according to the consolidated voting map contained in Annex I to these meeting minutes, the effectiveness of which is conditional upon implementation of the suspensive conditions provided for in the Protocol and Justification.

9.   RECORDS:

9.1.       Provide a written statement declaring that, on this date, the suspensive conditions provided for in the Protocol and Justification and described in the Management Proposal have not yet been fully satisfied. As a result, the effects of the resolutions handed down herein will remain suspended until the date on which such conditions are fulfilled, pursuant to article 125 of Federal Law No. 10.406, of January 10, 2002 (Brazilian Civil Code). The Company's Board of Directors will be responsible for verifying and deliberating upon the implementation of suspensive conditions and defining the effective Merger date, which will be duly disclosed to the shareholders, as well as on the marketplace itself.

9.2.       Describe manifestations on the part of representatives of the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (Social Security Fund for Banco do

Brasil Employees) and APÓS-FURNAS - Associação dos Aposentados de Furnas (Associated of Retired Furnas Employees), which are attached to these meetings minutes in the form of Annex II.

10.          CLOSING: With no further business to discuss, the General Meeting was declared to have been concluded. These meeting minutes were subsequently drawn up, in the form of a summary and disclosed with omission of signatures, subject to the provisions of Article 130, paragraphs 1 and 2, of the Brazilian Corporations Act, which was made available to all shareholders requesting a copy by e-mail and signed by members of the Board. The presence of Shareholders participating in this General Meeting through the electronic system made available by the Company was registered by the members of the Board. These participants are therefore considered to have signed these minutes, pursuant to Article 47, §1, of CVM Resolution 81.

Shareholders Present:

BRUNA DIAS

Representing ADRs / Citibank N.A.

ANDERSON CARLOS KOCH and RICARDO JOSÉ MARTINS

Amundi Funds; Amundi Index Solutions; BNP Paribas Funds Latin America Equity; Carmignac Emergents; Carmignac Portfolio - Emergents; Carmignac Portfolio - Emerging Patrimoine; Fidelity Common Contractual Fund II/Fidelity Global Emerging; FP Carmignac Emerging Markets; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Ita Stark Institucional Multimercado Fundo de Investimento; Itaú Ações Dividendos FI; Itaú Artax Long Bias Multimercado FI; Itaú Artax Multimercado Fundo de Investimento; Itaú Artax Ultra Multimercado Fundo de Investimento; Itaú Asgard Ações Fundo de Investimento; Itaú Asgard Institucional Ações Fundo de Investimento; Itaú Balanceado Ativo FMP - FGTS Carteira Livre; Itaú Caixa Ações - Fundo de Investimento; Itaú Dunamis Advanced Fundo de Investimento em Ações; Itaú Dunamis Master Fundo de Investimento em Ações; Itaú Eletrobras Ações Fundo de Investimento; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Fundo Mútuo de Privatização - FGTS Eletrobras; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Inflacao Multiestrategia Multimercado FI; Itaú Inflation Equity Opportunities Ações Fundo de Investime; Itaú Inflation Equity Opportunities Mult. FI; Itaú Institucional Inflacao Multiestrategia MM FI; Itaú Long and Short Plus Multimercado FI; Itaú Master Global Dinamico Multimercado FI; Itaú Master Global Dinamico Ultra Multimercado

FI; Itaú Master Hunter L O Fif em Ações - Resp Limitada; Itaú Master Momento Ações Fundo de Investimento; Itaú Momento II Ações Fundo de Investimento; Itaú Momento IQ Ações Fundo de Investimento; Itaú Phoenix Ações Fundo de Investimento; Itaú Previdência IBrX FIA; Itaú S&p/B3 Low Volatility FIA; Itaú Verso U Multimercado FI; Itaú Vertice Patrimonio All Seasons MM FI; Itaú Vertice Patrimonio Fundo de Investimento Multimercado; Itaú Vertice Patrimonio II FIM; Itaú Vertice Patrimonio IQ Fundo de Investimento Multimercad; Kopernik Global All-cap Equity Fund (A Sub-fund Hereby Repre; Lcl Actions Emergents; Long Bias FIA; MG Funds 1 Blackrock Emerging Markets Equity Fund; Moneda Luxembourg Sicav- Latin America Equities Fund; RT Defiant Multimercado Fundo de Investimento; Witan Investment Trust Plc - Gqg; World Equities; Banclass Fundo de Investimento em Ações; Fundo de Investimento de Ações Dinamica Energia; e Geracao Futuro L.Par Fundo de Investimento em Ações

BARBARA ORLINDA FERREIRA SILVA and BEATRIZ SILVEIRA

Representative from BRAM

Agora Esmeralda Fundo de Investimento Multimercado; B-index Morningstar Brasil Pesos Iguais Fundo de Índice; B-index Morningstar Setores Defensivos Brasil Fundo de Indic; Brad Migração Fundo Mútuo de Privatização - FGTS Eletrobras; Bradesco FF Índice Ativo Fundo de Investimento em Ações; Bradesco FI Multimercado Long Short; Bradesco FIA Dividendos; Bradesco FIA Ibovespa Plus; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Institucional IBrX Ativo; Bradesco FIA Master Dividendos; Bradesco FIA Master Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Master Previdência; Bradesco FIA Multi Setorial; Bradesco FIA Selecao; Bradesco FIA Smart Allocation; Bradesco FIA Super Acao; Bradesco FIA Sustentabilidade Empresarial; Bradesco FIM Crédito Privado Invest no Exterior CH; Bradesco FIM Fundacao Amazonas Sustentavel - Fas; Bradesco FIM Long and Short; Bradesco FIM Long Biased; Bradesco Fundo de Investimento em Ações Master Long Biased; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Master Previdência I; Bradesco Fundo de Investimento em Ações Salubre; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo de Investimento Renda Fixa - 1865; Bradesco Fundo Mútuo de Privatização FGTS CL; Bradesco H FI em Ações Ibovespa; Bradesco H FIA Sri; Bradesco MB Fpm EY FC de FI Multimercado Crédito Privado IE; Bradesco Multiportfolio FMP - FGTS CL; Bradesco Private FIA Ibovespa Alavancado; Bradesco Private FIA Ibovespa Ativo; Bradesco Saude S/A; Bradesco Vida e Previdência S/A; Bradseg Participações S.A; Bram FIA Ibovespa Ativo; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram FIM Ajax; Bram Fundamental Fundo de Investimento em Aes; Bram Fundo de Investimento em Ações; Bram Fundo de Investimento em Ações Ibovespa; Bram Fundo de Investimento em Ações Ibrx-50; Bram Fundo de Investimento em Ações Sustentabilidade Empresa; Bram Fundo de Investimento Multimercado Equity Hedge; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H FIA Dividendos; Bram H FIA Institucional; ETF Bradesco Ibovespa

Fundo de Índice; FI em Ações Aruba; FIM Crédito Privado IE - 2431; Fundo de Investimento em Ações Ibovespa 157; e Fundo de Investimento em Ações Master Previdência Esg

KARINY LEAL DE OLIVEIRA

MATHEUS ASSIS NASCIMENTO and SILVIO MOURA DE OLIVEIRA

Representatives from PREVI

BB BR 860 Fundo de Investimento Renda Fixa; BB BR 861 Fundo de Investimento Renda Fixa; Caixa de Previd.dos Func.do Banco do Brasil; Plano de Benefícios 1; Plano de Benefícios 2; e Plano Setorial Previ Familia

SHAREHOLDERS VOTING REMOTELY

XP Investor Ibovespa Ativo Master FIA; AC Prev Equities FIA; Ace Capital Master Fundo de Investimento Multimercado; Ace Capital W Master FI MM; Apex Ações Plus Master FIA; Apex Equity Hedge Fundo de Investimento Multimercado; Apex Equity Hedge Fundo de Investimento Multimercado Prev; Apex Equity Hedge Master II FIM; Apex Equity Hedge Str Fundo de Investimento Multimercado; Apex Infinity Master Long Biased FI em Ações; Apex Long Biased Icatu FIM Previdenciario Fife; Apex Long Biased II Icatu FIM Previdenciario Fife; Apex Long Biased IV Fundo de Investimento Multimercado Previ; Apex Long Biased Multimercado FI; Apex Long Only Prev Fipe VI FIA; Apex Master Fundo de Investimento de Ações; Apex Master Long Biased FIM; Apos Furnas Assoc Apos Furnas; Bahia AM Familia Previdência Fundo de Investimento em Ações; BB 3F Fundo de Investimento Multimercado Crédito Privado LP; BB Ações Alocacao FIA; BB Ações Eletrobras Fundo de Investimento; BB Ações Energia FIA; BB Ações Governanca FI; BB Adelino FI Multimercado Crédito Privado LP; BB Afam Capital II FI Multi Crédito Privado Longo Prazo; BB Anchieta Multimercado Fundo de Investimento em Cotas de F; BB B5c FI Multimercado Cred Privado Longo Prazo; BB Bnc Ações Nossa Caixa Nosso Clube de Investimento; BB BR 909 Fundo de Investimento Renda Fixa; BB BR 910 Fundo de Investimento Renda Fixa; BB Cap Ações Fundo de Investimento; BB Cap Ibovespa Indexado FIA; BB Eco Gold Fundo de Investimento em Ações; BB ETF Ibovespa Fundo de Índice; BB ETF Ndice Diversidade B3 Investimento Sustentvel Fundo de; BB Fundo Mútuo de Privatização - FGTS Eletrobras; BB Fundo Mútuo de Privatização - FGTS Eletrobras - Migração; BB Jaqg Fundo de Investiomento MM Crédito Privado LP; BB Mar Azul Ações Fundo de Investimento; BB Ondina II Ações FI - BDR Nível I; BB Previdência Ações IBrX Fundo de Investimento; BB Previdenciario Multimercado Alocacao FI; BB Terra do Sol Fundo de Investimento MM Crédito Privado; BB Top Ações Dividendos FIA; BB Top Ações Dual Strategy FI; BB Top Ações Ibovespa Ativo FI; BB Top Ações Ibovespa Indexado FI; BB Top Ações Índice de Sust Emp FI em Ações; BB Top Ações

Infraestrutura FIA; BB Top Ações Smart Grafico Fundo de Investimento em Ações; BB Top Master FI Multimercado LP; BB Top Multi Inst LP FI Multimercado; BB Top Multi Moderado LP FDO de Invest Mult; Brasilprev Top A Fundo de Inv de Ações; Brasilprev Top Ações Dividendos FI; Clube de Inv dos Emp Cia Siderúrgica Tubarao; Constellation 100 Prev FIM Fife; Constellation 70 Previdência Fip Multimercado; Constellation BP 100 Prev FIA Fife; Constellation Bradesco 100 Fife Fundo de Investimento em AC; Constellation Cambara Fundo de Investimento em Ações; Constellation Compounders Esg Master FIA; Constellation Familia Previdência Fundo de Investimento em A; Constellation Icatu 70 Prev FIM; Constellation Master Fundo de Investimento de Ações; Constellation Qualificado Master Fundo de Investimento de AC; Constellation Sulamerica Prev Fundo de Investimento Multimer; FIA Paraty; FIA Pipa; FP Fof Oceana Selection Fundo de Investimento em Cotas de FU; FP Neo Total Return Fundo de Investimento em Ações; FP XP Total Return Fundo de Investimento em Ações; Fundo de Investimento em Ações Rva Emb III; Fundo de Investimento Jabura Ações; Gerdau Previdência Fundo de Investimento em Ações 04; Grou Absoluto 30 Master Fundo de Investimento de Ações; Grou Absoluto Master FIM; Grou Valor Master FIA; Iaja Sam Ações Fundo de Investimento; Itaú Navi Long Short Previdência FIM; Navi A Previdência Fundo de Investimento em Ações Master; Navi Cruise Master Fundo de Investimento em Ações; Navi Fender Master Fundo de Investimento em Ações; Navi Institucional Master Fundo de Investimento em Ações; Navi Long Biased Master Fundo de Investimento Multimercado; Navi Long Short Master Fundo de Investimento Multimercado; Navi Long Short Previdência Fife FIM CP; Navi Long Short XP Seguros Previdência FIM; Neo Navitas Itaú Prev Master FIA; Neo Navitas Master FIA; Neo Navitas Prev Master XP Seguros FIA; Nucleos III Occam Fundo de Investimento em Ações; Oceana 03 Master FIM; Oceana Indian FIA; Oceana Litoral Fundo de Investimento em Ações; Oceana Long Biased Advisory Prev Master Fundo de Investiment; Oceana Long Biased B Previdência Fife FIM; Oceana Long Biased Master FIM; Oceana Long Biased Prev Fundo de Investimento Multimercado; Oceana Long Biased Prev II Fundo de Investimento Multimercad; Oceana Long Biased_master FIA; Oceana Prev Master Fife Fundo de Investimento Mult; Oceana Qp8 Fundo de Investimento em Ações; Oceana Selection e Master Fundo de Investimento em Aes; Oceana Selection Master Fundo de Investimento de Ações; Oceana Selection Prev Master FIA; Oceana Serra da Capivara FIA; Oceana Valor Advisory Prev Fife FIA; Oceana Valor II Master Fundo de Investimento em Ações; Oceana Valor Master FIA; Oceana Valor Prev II Fife Fundo de Investimento em Ações; Olimpio FIA IE; Safari Master FIM; Safari Master Prev Cem Fundo de Investimento Multimercado FI; Safari Master Prev Fundo de Investimento Multimercado; Santander Ethical Ações Sustentabilidade FI; Santander FDO de Inv Prev Selecao Top Ações; Santander FDO de Inv.Institucional Ações; Santander FI Ações Prev; Santander FI Ibovespa Passivo Ações; Santander FI IBrX Ações; Santander FI Star Long Short Multimercado; Santander FI Valor Ações; Santander Fundo Mútuo de Privatização - FGTS Carteira Livre; Santander Fundo Mútuo de Privatização - FGTS Eletrobras; Santander Prev Ethical Ações Sustentabilidade FI; Santander Prev Multimercado

Selecao Long Biased FI; Santander Selecao Long Biased Multimercado FI; Santander Star Long Short Direcional Multimercado FI; Shelf 619 Fic FIM CP IE; Shelf 824 Fic FIM CP IE; Tijuca Fundo de Investimento em Ações; XP Dividendos Fundo de Investimento de Ações; XP Familia Previdência Fundo de Investimento em Ações; XP Flechas FIA; XP Investor 30 Master Fundo de Investimento de Ações; XP Investor Equity Hedge Master FIM; XP Investor Fundo de Investimento de Ações; XP Investor Long Biased FIM; XP Long Biased Advisory XP Seguros P Master FIM IQ; XP Long Term Equity Master Fundo de Investimento em Ações; XP Long Term Equity Seguros Master Fife Fundo de Investiment; e XP Macro Plus Fundo de Investimento Multimercado, 1895 Fonds Fgr; 3G Radar Master FIA; AB Fcp II - Emerging Markets Value Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abs Direct Equity Fund LLC; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Prudential Growth Allocation Por; Aegon Custody BV; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alliance Trust Plc; American Heart Association, Inc.; Arero - Der Weltfonds -nachhaltig; Arga Emerging Markets EX China Fund, A Series of A; Arizona Psprs Trust; Asset Management Exchange Ucits Ccf; Ataulfo LLC; Australiansuper Pty Ltd as Trustee for Australiasuper; Avadis Fund - Aktien Emerging Markets Index; Aware Super Pty Ltd; Axa Investment Managers Schweiz AG ON Behalf of AX; Barclays Multi-manager Fund Public Limited Company; Barthe Holdings LLC; Baylor College of Medicine; Bbh Gqg Partners Emerging Markets Equity Master FU; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Msci Acwi EX Usa Diversified Factor Mix Fund; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bridgewater All Weather Sustainability 11 LP; Bridgewater All Weather Sustainability, LP; Bridgewater Pure Alpha Euro Fund, Ltd.; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company Ii, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; BW Dmo Fund, Ltd.; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Cambria Global Value ETF; Canada Pension Plan Investment Board; Caresuper; CC and L Q 140-40 Fund; Ccl Multi-strategy Fund; Ccl Q Canadian Equity 130/30 Plus Fund; Ccl Q Emerging Markets Equity Fund; Ccl Q Market Neutral Fund; Ccl U.S. Q Market Neutral Onshore Fund II; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City

of New York Group Trust; City of Philadelphia Pub Employees Ret System; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Commingled Pension Trust Fund (emerging Markets Equity Index; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Global Share Fund 16; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emerging Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Duke Power CO Employee Retirement Plan; Dws Advisors Emerging Markets Equities-passive; Dws Invest (ie) Icav; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Eastspring Investments; em Brazil Trading 2 LLC; em Brazil Trading LLC; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Completion Fund, L.P.; Emerging Markets Equity Fund; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Employees Retirement System of Georgia; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital S.A.; Eurizon Capital Sgr S.P.A; Ewp PA Fund, Ltd.; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Global Ex-u.S. Equity Index Institutional; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Flexshares Esg and Climate Emerging Markets Core Index Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida Retirement System Trust Fund; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; FP Russel Inv Icvc - FP Russel Inv Int Growth Assets Fund; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Investment Funds; Future Fund Board of Guardians; Gam Investment Management (switzerland) AG F Z I I-z A e M P; General Organisation for Social Insurance; General Pension and Social Security Authority; George Lucas Family Foundation; Global X Renewable Energy Producers Ucits ETF; Global X Yieldco Renewable Energy Income ETF; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Bloomberg; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Goldman Sachs Funds - Goldman Sachs e

M C (r) EQ Portfolio; Goldman Sachs Funds - Goldman Sachs Emerging Marke; Goldman Sachs Trust - Goldman Sachs Emerging Markets e I F; Government Employees Superannuation Board; Government of Singapore; Gqg Partners Emerging Market Equity Fund - Gqg Global Ucits; Gqg Partners Emerging Markets Equity Fund; Gqg Partners Emerging Markets Equity Fund (australia); Gqg Partners Emerging Markets Equity Fund-gqg Partners S LLC; H.e.S.T. Australia Limited; Hand Composite Employee Benefit Trust; HC Capital Trust the Emerging Markets Portfolio; Ibm 401 (k) Plus Plan; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; Infrad Master Fundo de Investimento em Ações; International Equities Passive B Unit Trust; International Expatriate Benefit Master Trust; International Monetary Fund; Interventure Equity Investments Limited; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Markets III Plc - Invesco Ftse Rafi All- world 3000 U; Invesco Msci Emerging Markets Esg Universal Screen; Investec Global Strategy Fund; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Edge Msci Multifactor Emerging Markets ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Utilities ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares Latin America 40 ETF; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds – Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Jnl Emerging Markets Index Fund; Jnl/Gqg Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; Jpmorgan Betabuilders Emerging Markets Equity ETF; Jpmorgan Diversified Return Emerging Markets Equity ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; Jpmorgan Funds Latin America Equity Fund; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Ld, Smart Beta-mandat; Kolumban II - Aktien Welt; Kopernik Global All Cap Fund; Kopernik Global All-cap Master Fund, LP; Kopernik Global Collective Investment Trust; Kopernik International Fund; Lazard Emerging Markets Core Equity Portfolio; Lazard Emerging Markets Core Equity Trust; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal & General Collective Investment Trust; Legal & General Future World Esg Emerging Markets; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Ccf; Legal General Scientific Beta Emerging Markets Fund, LLC; Legal General U. ETF P. Limited Company;

Legg Mason Global Funds Plc; LF Wales PP Emerging Markets Equity Fund; LF Wales PP Global Opportunities Equity Fund; Lgiasuper Trustee; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Global Environmental Equity Master Fund; Mackenzie Greenchip Global Environmental All Cap F; Mackenzie Greenchip Global Environmental Equity FU; Mackenzie Greenchip Global Environmental Fund; Mackenzie Greenchip Global Equity Pool; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Maliko Investments LLC; Managed Pension Funds Limited; Manuka Investments LLC; Mbb Public Markets I LLC; Mcic Vermont (A Reciprocal Risk Retention Group); Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metis Equity Trust; Mfs Development Funds, LLC; Mgts Afh da Global Emerging Markets Equity Fund; Ministry of Economy and Finance; Mobius Life Limited; Momentum Global Funds; Motor Trades Association of Australia Superannuation F P L; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Emerging Markets EX China Imi Index Fund; Msci Equity Index Fund B - Brazil; Nat West BK Plc as TR of ST James PL GL Emer Mkts Unit Fund; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York Life Insurance and Annuity Corporation; New York State Common Retirement Fund; New York State Teachers Retirement System; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex- us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Nuveen/Sei Trust Company Investment Trust; Nvit GS Emerging Markets Equity Insights Fund; Oaktree (lux.) Funds - Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Holdings,l.P; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Ontario Teachers Pension Plan Board; Pacific Gas A EL Comp NU F Q Cpuc Dec Master Trust; Pacific Select Fund - PD Emerging Markets Portfolio; People S Bank of China; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet CH Institucional-emerging Markets Tracker; Pool Reinsurance Company Limited; Prime Super; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Prudential World Fund Inc. - Pgim Qma I. e. Fund; Pub Institutional Fund Umbrella-pub Equities Emer Markets 1; Pub Institutional Fund Umbrella-pub Equities Emer Markets 2; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Employees' Long-term Care Fund; Public Sector Pension Investment Board; Qsuper; Rare

Infrastructure Value Fund - Hedged; Rare Infrastructure Value Fund - Unhedged; Raytheon Technologies C. M. R. Trust; Regime de Retraite DU Personnel Des Cpe ET Des Garder Pcdq; Reliance Trust Institutional Retirement Trust Series Twelve; Retail Employees S Pty. Limited; Robeco Capital Growth Funds; Russel Emerging Markets Equity Pool; Russell Global Opportunities Fund; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Institutional Funds, LLC - Russell Multi-asset Core; Russell Investment Company Emerging Markets Fund; Russell Investment Company Multi-asset Growth Strategy Fund; Russell Investment Company Public Limited Company; Russell Investment Company Russell Multi- strategy Income F; Russell Investment Company Russell Tax-managed International; Russell Investment Company V Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Sustainable Global Shares EX F; Russell Investments Yield Opportunities Pool; Russell Tax Effective Global Shares Fund; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Rutgers, the State University; Safra Fundo Mútuo de Privatização - FGTS Eletrobras; Sanford C.Bernstein Fund, Inc.; Santander Sicav; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Limited; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Sei Inst Int Trust em Mkts Equity Fund; Shell TR (berm) Ltd as TR O Shell OV Con P F; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Employee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; Stanlib Funds Limited; State of Alaska Retirement and Benefits Plans; State of Connecticut Acting T. Its Treasurer; State of Minnesota State Employees Ret Plan; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichting Bedrijfspens Zorgverzekeraars; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Bewaarder Beleggingen Menzis; Stichting Depositary Apg Eme Multi Client Pool; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Pensioenfonds Van de Abn Amro BK NV; Stichting Pensionenfonds Van de Metalektro (pme); Stichting Philips Pensioenfonds; Stichting Shell Pensioenfonds; Strive Emerging Markets Ex-china ETF; Sunamerica Series Trust SA Emerging Markets Equity; Superannuation Funds Management Corporation of S Australia;

Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of Oklahoma; Texas Permanent School Fund Corporation; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Boeing Company Employee Retirement Plans Master Trust; the Bunting Family VI Socially Responsible LLC; the Emerging M.S. of the Dfa I.T.CO.; the Goldman Sachs Trust Company na Collective Trust; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee FO; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. as Trustee of; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Master Trust BK of Jpn, Ltd. as TO BNP Pbe Mother FD; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Prudential Investment Portfolios, Inc. - Pgim; the Public Instituition for Social Security; the Regents of the University of California; the Tiff Keystone Fund, L.P.; Tiaa- cref Funds - Tiaa-cref Emerging Markets Equity I F; Tiff Multi-asset Fund; Tj-nonqualified, LLC; Tj-qualified, LLC; Tork Long Only Institucional Master FIA; Tork Long Only Master Fundo de Investimento em Ações; Tork Master FIA; Tork Master Fundo de Investimento em Ações III; Total International EX U.S. I Master Port of Master Inv Port; Tucurui Fundo de Investimento em Ações; Tyler Finance LLC; Ubs Fnd Mgt (swz) AG ON Bhf of Gotthard Inst Fnd - GL EQ; Unicare Savings Plan; Universal Invest Luxembourg SA ON Behalf of Univest; Utah State Retirement Systems; Utd Nat Relief and Works AG for Pal Refugee IN the Near East; Vanguard Emerging Markets Select Stock Fund; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard International High Dividend Yield Index F; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investments Funds Icvc-vanguard Global Emerging M F; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund li: International; Voya Emerging Markets Index Portfolio; Voya Vacs Index Series em Portfolio; Washington State Investment Board; West Virginia Investment Management Board; Wisdomtree Emerging Markets Efficient Core Fund; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; WM Pool - Equities Trust no. 76; WM Pool - Fixed Interest Trust no. 12; Xingo FIA; Xtrackers; Xtrackers (ie) Public Limited Company; and Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF

We hereby certify that this document constitutes a faithful copy of the original meeting minutes drawn up in the Company's records.

Rio de Janeiro, December 29, 2023 and January 11, 2024

DANIEL ALVES FERREIRA Chairman	BRUNO RIEGER SALZANO Secretary

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 33300346767

MINUTES FOR THE EXTRAORDINARY GENERAL MEETING HELD ON 29
DECEMBER 2023

ANNEX I - FINAL GENERAL VOTING MAP

The numbers of votes presented herein comply with the voting limitation rules provided for in articles 6 to 8 of the Company's Articles of Incorporation.

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26
EGM of 12.29.2023

FINAL VOTING MAP

Extraordinary General Meeting of 12/29/2023

Agenda	Description of the deliberation	Quantity of shares

	Ratified Impacto Consultores Associados as Independent Firm to Appraise Proposed Transaction	For	Against	Abstaind and Blanks	Deliberation
1	Ratify the appointment of Impacto Consultores Associados as the appraisal firm responsible for preparing the appraisal report on the net book value of Furnas – Centrais Elétricas S.A. (“Accounting Appraisal Report” and “ELETROBRAS Furnas”, respectively);	737,915,874	6,854	41,865,985	Approved by the majority

	Approve Independent Firm's Appraisal	For	Against	Abstaind and Blanks	Deliberation
2	Approve the Accounting Appraisal Report.	737,914,174	6,842	41,867,697	Approved by the majority

	Approve the Protocol and Justification of the Incorporation of Eletrobras Furnas	For	Against	Abstaind and Blanks	Deliberation
3	Approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Protocol and Justification of the Merger, entered into by the managers of the Company and ELETROBRAS Furnas, which establishes the terms and conditions of the merger of ELETROBRAS Furnas into the Company ("Merger" and "Protocol and Justification", respectively);	740,288,136	7,527	39,493,050	Approved by the majority

	Approve Absorption of Furnas - Centrais Eletricas S.A.	For	Against	Abstaind and Blanks	Deliberation
4	Approve, subjetc to the implementation of the suspensive conditions provided set forth in the Protocol and Justification, the Merger, under the terms of the Protocol and Justification; and	740,288,137	7,727	39,492,849	Approved by the majority

	Authorize Board to Ratify and Execute Approved Resolutions	For	Against	Abstaind and Blanks	Deliberation
5	Authorize, subjetc to the implementation of the suspensive conditions provided set forth in the Protocol and Justification, the managers of Eletrobras to carry out all the acts necessary to implement the Merger	740,288,128	7,727	39,492,858	Approved by the majority

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 33300346767

MINUTES FOR THE EXTRAORDINARY GENERAL MEETING HELD ON 29
DECEMBER 2023

ANNEX II - STATEMENT FROM THE SHAREHOLDERS

The shareholders Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and APÓS-FURNAS - Associação dos Aposentados de Furnas presented the statements transcribed on the following pages.

CENTRAIS ELÉTRICAS BRASILEIRAS
EXTRAORDINARY GENERAL MEETING
CNPJ N° 00.001.180/0001-26

December 29, 2023 at 2:00 PM

STATEMENT FROM THE SHAREHOLDERS

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI

To the attention of the Meeting Chair,

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI (“PREVI”), a closed supplementary social security entity established at the address Praia de Botafogo No. 501, 3rd and 4th floors - Botafogo - Rio de Janeiro (RJ) and registered under CNPJ/MF (Corporate Taxpayer Identification Number) No. 33.754.482/0001-24, acting in the capacity of a shareholder at CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (“the Company” and/or “Eletrobras”), a publicly-held company registered under CNPJ/MF No. 00.001.180/0001-26, hereby wishes to offer notice that, due to the suspension of Eletrobras’s Extraordinary General Meeting held on 12/29/2023 and formally instituted at 2:00 p.m. (“EGM”), particularly given the lack of a determined date and time for resumption of the corresponding activities, PREVI representatives present at the EGM will need to withdraw from the meeting at 6:00 p.m. if it has not yet been resumed.

As a result, PREVI manifest itself regarding the ratification of votes sent via Remote Voting Ballot (BVD) in order to approve agenda items, as disclosed in the Call Notice dated 11/24/2023 in order for these votes to be counted, in the format in which they were sent, including in cases in which the respective representatives are no longer present at the EGM.

In order to ensure that shareholders sending their votes via BVD are not affected, including those who participated in instituting the EGM and were not able to await the resumption of activities (which was the case with PREVI), the Company will be obligated to refrain from altering any of the items included on the meeting agenda.

Given the circumstances described above, PREVI requests that this Statement be recorded in under specific Meeting Minutes and submitted to the Board and duly attached to the Minutes for this Meeting.

Rio de Janeiro (RJ), December 29, 2023.

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI

through POA Mateus Assis Nascimento

DECLARATION OF REMOTE VOTE THAT WILL APPEAR IN MINUTES FOR THE
EXTRAORDINARY GENERAL MEETING HELD AT CENTRAIS ELÉTRICAS

BRASILEIRAS S.A. - ELETROBRAS ON 12.29.2023

APÓS-FURNAS - Associação dos Aposentados de Furnas, acting in the capacity of a a minority shareholder at Centrais Elétricas Brasileiras S.A. - ELETROBRAS and representing more than 3,000 (three thousand) associates, former employees of the company Furnas Centrais Elétricas S/A. hereby wishes to expresses its complete lack of recognition of the EGM held by ELETROBRAS on 12.29.2023 due to violation of corporate law. Assuming the meeting were held, we must be considered to have registered a vote against the five (5) items set forth in the Call Notice of the Extraordinary General Meeting at ELETROBRAS scheduled for 12.29.2023, for the following reasons pertaining to the meeting agenda:

Minority shareholders were not provided with due disclosure and transparency with regards to the process of the merger between Furnas Centrais Elétricas S/A and ELETROBRAS. The consulting firm that was contracted for such purposes is not well-known and is proven to be incompatible with bearing responsibility for such an important task. Neither the acquired company and the acquiring company were appraised nor was there a relationship for the exchange of shares established. APÓS-FURNAS is also a minority shareholder with Furnas.

In opposition to the statements provided under the Protocol and Justification, neither Furnas nor Eletrobrás “adhere to the highest standards and practices of corporate governance and management". As previously recognized on two separate occasions, during two appeal processes, and by the Superior Court of Justice under court records for cases No. 0095820-63.2008.8.19.0001 and 0102597-30.2009.8.19.0001, insurmountable irregularities have already been recognized in Furnas' financial statements that impact on the entire group, given that more than 1 billion reals was unduly withdrawn from determined liabilities and subsequently included in the company's assets.

We are unequivocally opposed to this Meeting being held, given that the minimum standards set forth under the Brazilian Corporations Act were not adhered to. If the meeting in question is carried out, the planned merger Fumas Centrais Elétricas S/A into ELETROBRAS will be irreversibly nullified.

Rio de Janeiro, December 20, 2023.

Oldegar Sapucaia

President at APÓS-FURNAS

Rua São José, 90 - Pav. 1902- Centro - Rio de Janeiro - RJ - Postal Code: 20.010-901 PHONES: (021) 2286-8267 /2527-5359 Home Page: www.aposfurnas.org.br Email: presidencia@aposfumas.org.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.